SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Volt Information Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928703107	13G/A	Page 2 of 4 Pages

1. Names of Reporting Persons Jerome Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,719,995.47
6. Shared Voting Power 367,125
7. Sole Dispositive Power 2,719,995.47
8. Shared Dispositive Power 367,125
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,087,120.47
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11. Percent of Class Represented by Amount in Row (9) 14.81%
12. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	13G/A	Page 3 of 4 Pages

Item 4.	Ownership.

•	Amount Beneficially Owned:
Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, included are:
	(i)	3,964 shares held directly by the undersigned;
(ii)	3,127.09 shares held for the undersigned’s benefit under the Company’s Employee Stock Ownership Plan (the “ESOP”) as at December 31, 2008, which ESOP is part of the Company’s 401(k) Savings Plan (the “Plan”);

	(iii)	25,121.38 shares held for the undersigned’s benefit under the “Savings Plan” feature of the Plan;
	(iv)	2,687,783 shares owned by the undersigned as trustee under six trusts for the undersigned’s benefit;
(v)	354,375 shares owned of record by the undersigned and his wife as trustees for the undersigned’s daughter Rachel Shaw as to which the undersigned and his wife may be deemed to have shared voting and investment power (the reporting of which shares is not an admission by the undersigned of beneficial ownership of such 354,375 shares); and

	(vi)	12,750 shares held by a family foundation of which the undersigned is a director (the reporting of which shares is not an admission by the undersigned of beneficial ownership of such 12,750 shares).
In addition, 9,825 shares of Common Stock are beneficially owned by the undersigned’s wife as to which shares the undersigned disclaims beneficial ownership.
•	Percent of Class:
14.81%
•	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 2,719,995.47
	(ii)	Shared power to vote or to direct the vote: 367,125
	(iii)	Sole power to dispose or to direct the disposition of: 2,719,995.47
	(iv)	Shared power to dispose or to direct the disposition: 367,125

CUSIP No. 928703107	13G/A	Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12,  2009

By:	/s/ Jerome Shaw
Jerome Shaw